

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release:

Contact:

George Maldonado
Director of Proxy Voting Services
(914) 921-7733

For further information please visit
www.gabelli.com

ISS and Glass Lewis Recommend Shareholders of Myers Industries Vote

GAMCO's BLUE Proxy Card at the 2015 Annual Meeting

GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), announced today that both leading proxy advisory firms, Glass Lewis & Co., LLC ("Glass Lewis") and Institutional Shareholder Services Inc. ("ISS") have recommended that shareholders of Myers Industries, Inc. ("Myers" or the "Company") (NYSE: MYE) vote on GAMCO's BLUE proxy card at the Company's upcoming annual meeting of shareholders. The 2015 Annual Meeting is scheduled for April 24, 2015 in Akron, OH.

GAMCO urges all shareholders to vote the BLUE proxy card to elect GAMCO's three highly qualified nominees: Philip T. Blazek, F. Jack Liebau, Jr. and Bruce M. Lisman.

JOIN ISS AND GLASS LEWIS' CALL FOR CHANGE AT MYERS.
SUPPORT GAMCO'S THREE HIGHLY QUALIFIED, EXPERIENCED, AND
INDEPENDENT NOMINEES BY VOTING THE **BLUE** CARD TODAY

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of December 31, 2014, GAMCO had $ 47.5 billion in assets under management.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. In particular, these include statements relating to future actions, future performance and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe.

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